Newtek Business Services Corp.

1981 Marcus Avenue, Suite 130

Lake Success, New York 11042

August 24, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: James O’Connor / Anthony Burak

Re:	Newtek Business Services Corp.

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2

File No. 333-212436

Dear Mr. O’Connor:

On behalf of Newtek Business Services Corp. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 to 11:00 a.m. Eastern Time on August 25, 2016, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that, should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (212) 356-9500 or, our counsel, Cynthia M. Krus, at Sutherland Asbill & Brennan LLP at (202) 383-0218.

[Signature Page Follows]

Sincerely,

Newtek Business Services Corp.

By: /s/ Barry Sloane
Name: Barry Sloane
Title: Chief Executive Officer and President